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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                   FORM 12b-25

                        Commission File Number 000-21001

                           NOTIFICATION OF LATE FILING

(Check One):    [X]  Form 10-K   [ ]  Form 11-K  [ ]  Form 20-F  [ ]  Form 10-Q
                [ ]  Form N-SAR

For Period Ended:    December 31, 1999

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K


       For the Transition Period Ended:
                                        ------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NMT Medical, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number):  27 Wormwood Street

City, state and zip code:  Boston, Massachusetts 02210

                                    PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             |      (a)  The reasons described in reasonable detail in Part III
             |           of this form could not be eliminated without
             |           unreasonable effort or expense;
             |
             |      (b)  The subject annual report, semi-annual report,
             |           transition report on Form 10-K, 20-F, 11-K or Form
     [X]     |           N-SAR, or portion thereof will be filed on or before
             |           the 15th calendar day following the prescribed due
             |           date; or the subject quarterly report or transition
             |           report on Form 10-Q, or portion thereof will be filed
             |           on or before the fifth calendar day following the
             |           prescribed due date; and
             |
             |      (c)  The accountant's statement or other exhibit required by
             |           Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In connection with the proposed disposition of certain of the assets comprising the Registrant's neurosciences division, the Registrant and its accountants are unable to finally determine the nature and size of various disposition related charges and adjustments, including the impact of discontinued operations and gain or loss on the disposition of assets, until approximately April 5, 2000. The Registrant anticipates filing its annual report on Form 10-K on or about April 14, 2000.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          William J. Knight (Chief Financial Officer), 617-737-0930

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X]  Yes  [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant executed definitive agreements relating to the sale of certain assets comprising its neurosciences division to various entities associated with Integra LifeSciences Holdings Corporation on March 20, 2000. The Registrant will be treating the sale of this business as a discontinued operation in its 1999 financial statements. The Registrant will not have the necessary information to determine the gain or loss on the discontinued operation in order to file a timely annual report on Form 10-K. Accordingly, the Registrant's operations will change significantly from the corresponding period for the year ended December 31, 1998.


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                               NMT Medical, Inc.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 23, 2000        By:    /s/ William J. Knight
                                     -----------------------------------
                                     Name:  William J. Knight
                                     Title: Chief Financial Officer






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                                   Exhibit A

Boston, Massachusetts

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25 to be filed by NMT Medical, Inc. on or about March 23, 2000, which contains notification of the Registrant's inability to file its Form 10-K by March 30, 2000. We have read the Registrant's statements contained in Part III therein, and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1999, to be included in Form 10-K.


                                    Very truly yours,

                                    /s/ Arthur Andersen LLP

                                    Arthur Andersen LLP
                                    Boston, Massachusetts


March 23, 2000






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